Filed by The St. Paul Companies, Inc. Pursuant to Rule 425 Under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company:	Travelers Property Casualty Corp.
Commission File No.: 1-31266

     This filing contains certain forward-looking information about Travelers Property Casualty Corp. (“Travelers”), The St. Paul Companies, Inc. (“The St. Paul”) and the combined company after completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect”, “feel”, “believe”, “will”, “may”, “anticipate”, “plan”, “estimate”, “intend”, “should” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Travelers and The St. Paul, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.

     Some other risks and uncertainties include, but are not limited to: those discussed and identified in public filings with the Securities and Exchange Commission (the “SEC”) made by Travelers and The St. Paul; the inability to obtain price increases due to competition or otherwise; losses due to foreign currency exchange rate fluctuations and losses in investment portfolios, which could be adversely impacted by adverse developments in U.S. and global financial markets, interest rates and rates of inflation; weakening U.S. and global economic conditions; insufficiency of, or changes in, loss reserves; the occurrence of catastrophic events, both natural and man-made, including terrorist acts, with a severity or frequency exceeding our expectations; exposure to, and adverse developments involving, environmental claims and related litigation; the impact of claims related to exposure to potentially harmful products or substances, including, but not limited to, lead paint, silica and other potentially harmful substances; adverse changes in loss cost trends, including inflationary pressures in medical costs and auto and home repair costs; developments relating to coverage and liability for mold claims; the effects of corporate bankruptcies on surety bond claims; adverse developments in the cost, availability and/or ability to collect reinsurance; the ability of our subsidiaries to pay dividends to us; adverse outcomes in legal proceedings; judicial expansion of policy coverage and the impact of new theories of liability; the impact of legislative actions, including federal and state legislation related to asbestos liability reform; larger than expected assessments for guaranty funds and mandatory pooling arrangements; a downgrade in claims-paying and financial strength ratings; the loss or significant restriction on the ability to use credit scoring in the pricing and underwriting of policies; amendments and changes to the risk-based capital requirements; the ability to achieve the cost savings and synergies contemplated by the proposed merger; the effect of regulatory conditions, if any, imposed by regulatory agencies; the reaction of Travelers’ and The St. Paul’s customers and policyholders to the transaction; the ability to promptly and effectively integrate the businesses of Travelers and The St. Paul; and diversion of management time on merger-related issues.

     Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof. Neither Travelers nor The St. Paul undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in Travelers’ and The St. Paul’s various SEC reports, including but not limited to Annual Reports on Form 10-K for the year ended December 31, 2002 and Quarterly Reports on Form 10-Q for the reporting periods of 2003.

     This filing may be deemed to be solicitation material in respect of the proposed merger of Travelers and The St. Paul. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SHAREHOLDERS OF TRAVELERS AND SHAREHOLDERS OF THE ST. PAUL ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of Travelers and shareholders of The St. Paul. Investors and security holders will be able to obtain the documents free of charge at the SEC's website, www.sec.gov, from Travelers Property Casualty Corp., One Tower Square, Hartford, Connecticut 06183, Attention: Investor Relations, or from The St. Paul Companies, Inc., 385 Washington Street, Saint Paul, Minnesota 55102, Attention: Investor Relations.

     Travelers, The St. Paul and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Travelers’ directors and executive officers is available in Travelers’ proxy statement for its 2003 annual meeting of shareholders, which was filed with the SEC on March 17, 2003, and information regarding The St. Paul’s directors and executive officers is available in The St. Paul’s proxy statement for its 2003 annual meeting of shareholders, which was filed on March 28, 2003, as supplemented by the Additional Materials filed pursuant to Schedule 14A of the Securities Exchange Act of 1934, as amended, on April 7, 2003. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

      The following fact sheet was prepared by The St. Paul Companies, Inc. and Travelers Property Casualty Corp.:

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THE ST. PAUL TRAVELERS COMPANIES, INC.

Second Largest Commercial Insurer in the United States

The combined company and its shareholders, employees, agents, and customers should benefit from:

  Considerable financial strength
  Depth and breadth of product offerings
  Strong distribution presence with enhanced geographic coverage across the U.S.
  Experienced and well-regarded management team
  Strong underwriting culture
  Successful track record in integrating businesses
  Enhanced growth opportunities, with greater diversity and stability of earnings
  Greater efficiencies and economies of scale

With 2002 net written premiums of $20B, The St. Paul Travelers Companies will be:

  #1 agency-based insurance company*
  #2 in domestic commercial lines*
  #2 in agent distributed personal lines*
  #5 overall among domestic property and casualty companies*
  #8 in personal lines*

*based on AM Best Rankings

The St. Paul Companies

  Headquartered in St. Paul, MN, The St. Paul is the 14 largest U.S. property and casualty insurer
  Sixth largest commercial lines insurer, specialty- and industry-focused
  International operations in U.K., Ireland, Canada, Mexico
  Nearly 80% ownership in Nuveen Investments, an asset management company
  9,700 employees and 4,000 licensed agents
  Investment assets of $22.7 billion
  9 month ROE: 17.0%
  Financial strength ratings: A.M. Best: A, Moody’s: A1, S&P: A+
  Debt ratings: S&P: BBB+, Moody’s: A3, Fitch: BBB+

Travelers Property Casualty

  Headquartered in Hartford, CT, Travelers is the fifth largest U.S. Property and Casualty Insurer
  Second largest writer of homeowners and auto insurance through independent agents
  Third largest commercial lines insurer
  Eighth largest personal lines insurer
  21,500 employees and 10,500 licensed agents
  Investment assets of $37.8 billion
  Nine month ROE: 16.3%
  Financial strength ratings: A.M. Best: A++, Moody’s: Aa3, S&P AA-, Fitch: AA
  Senior Debt rating: Moody’s: A2, S&P: A-, Fitch: A

2003 Projected Net Written Premium by Business Unit
   ($ in billions)

	St. Paul Companies	Travelers	Combined

General Commercial Lines:
National	$0.3	$0.8	$1.1
Middle market	1.7	3.3	5.0
Small commercial	1.0	2.1	3.1

Total General Commercial	$3.0	$6.2	$9.2
Specialty Commercial Lines:
Construction	$0.8	$0.5	$1.3
Surety	0.5	0.5	1.0
Financial & Professional Services	0.4	0.3	0.7
Technology	0.3	_	0.3
Public Sector	0.2	_	0.2
Oil and Gas	0.2	_	0.2
Specialty Programs	0.2	_	0.2
Umbrella/E&S Group	0.2	_	0.2
Personal CAT Risk	0.1	_	0.1
Gulf	_	0.6	0.6
International	0.6	_	0.6
Lloyd’s	0.7	_	0.7
Other	0.3	–	0.3

Total Specialty Commercial Lines	$4.5	$1.9	$6.4

Total Commercial Lines	$7.5	$8.1	$15.6
Total Personal Lines	_	5.0	5.0

Total Insurance Premiums	$7.5	$13.1	$20.6

2002 Net Written Premium Distribution by Line

St. Paul

International & Lloyd's 17%
Commercial Multi-Peril 3%
Commercial Automobile 12%
Fidelity & Surety 8%
Property 14%
Other 21%
General Liability 15%
Workers' Compensation 10%

2002 NPW: $6,299 MM

Travelers

Homeowners' & Other 15%
Fidelity & Surety 5%
Personal Automobile 23%
Workers' Compensation 10%
General Liability 9%
Commercial Multi-Peril 17%
Property 9%
Commercial Automobile 12%

2002 NPW: $11,945 MM

The St. Paul Travelers Companies

Fidelity & Surety 6%
International & Lloyd's 6%
Commercial Multi-Peril 13%
Other 7%
Commercial Automobile 12%
Personal Automobile 15%
Property 11%
Homeowners' & Other 9%
Workers' Compensation 10%
General Liability 11%

2002 NPW: $18,244 MM

Source: Company reports.

Commercial Lines Diversification in U.S.

Principal Terms of the Transaction

  The transaction is a tax-free, stock-for-stock merger.

  Under terms of the merger, holders of Travelers class A and class B common stock will receive 0.4334 The St. Paul common shares for each of their shares.

  The combined company is expected to pay dividends at the annual rate of $0.88 per share. In addition, The St. Paul expects to pay a special dividend to its shareholders prior to the closing so that in 2004, shareholders of The St. Paul will receive dividends at The St. Paul’s current rate of $1.16 per share.

  The transaction is subject to certain customary closing conditions, including the approval by the shareholders of both companies as well as certain regulatory approvals. The transaction is expected to close in the second quarter of 2004.

  Corporate headquarters in Saint Paul, Minnesota. The St. Paul Travelers Companies will remain a Minnesota corporation.

  Commercial and personal lines businesses to be consolidated under the Travelers brand, and will be based in Hartford, Connecticut.

  The specialty insurance lines, which will be known as St. Paul Specialty, will be based in Saint Paul. The St. Paul’s international business will continue to be based in London.

  The company will also continue to own a nearly 80 percent stake in Nuveen Investments, an asset management company serving affluent and high net worth investors.

  Jay Fishman will serve as chief executive officer of the combined company; Bob Lipp will serve as the company’s executive chairman until January 1, 2006, at which time it is anticipated that Mr. Fishman will become chairman as well as chief executive officer.

  The new Board of Directors will consist of all current outside directors of both companies, as well as Mr. Lipp and Mr. Fishman, resulting in a total of 12 directors from Travelers and 11 from The St. Paul.

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